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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                      December 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change December 15, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on December 15, 2004 and filed on SEDAR on December 15, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) provided an update on the second set of meetings held by the Joint Venture Management Team (“Team”) on November 25 and 26, 2004 in Vancouver. This Team, representing high-level expertise from all three Joint Venture partners, was assembled to plan a course of action to aggressively advance the Fort à la Corne Diamond Project.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report December 16, 2004

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

PROGRESS REPORT FROM FORT À LA CORNE

JOINT VENTURE MANAGEMENT MEETING

Victoria, B.C., Wednesday, December 15, 2004 – Kensington Resources Ltd. (the “Company”) is pleased to provide its shareholders with an update on the second set of meetings held by the Joint Venture Management Team (“Team”) on November 25 and 26, 2004 in Vancouver. This Team, representing high-level expertise from all three Joint Venture partners, was assembled to plan a course of action to aggressively advance the Fort à la Corne Diamond Project.

“The program, if adopted, is intended to reach a conclusive determination on the economic potential of certain kimberlite bodies and may lead into the next phase which will determine the economics of a mine through focused pre-feasibility and feasibility programs.  We have been pushing for an aggressive program for some time and I am pleased that the Joint Venture partners have agreed to this targeted approach. Given the robustness of the current market for rough stones that is forecast to continue well into the future, this project has substantial potential,” said Robert A. McCallum, President and CEO.

At this meeting, the Team discussed the steps, elements and timeline that would be required for an aggressive advanced exploration and evaluation program that, if adopted, is intended to lead to resolution on the Fort à la Corne Diamond Project by the end of 2007.

The Fort à la Corne land position contains some 25 kimberlite bodies within a 5 km radius in the southern portion of the claims. This area is the focus for the current advanced exploration and evaluation program. Conceptually, the plan is to explore and evaluate kimberlites larger than 20 hectares in this concentrated area with a goal to prove a resource of close to 100 million carats.

The accelerated plan includes core drilling programs that would be required to identify and define the lateral extent and tonnage of higher-grade units of interest.  A first stage of mini-bulk sampling would be executed on a subset of prospective bodies to recover enough carats to increase confidence levels in the grade forecasts as well as average diamond values.  The best of these units of interest would then be targeted for additional mini-bulk sampling to further increase confidence in average diamond values to a point suitable for determination of an inferred resource as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) mineral resource standards.

The Team has recognized that a fast-track approach includes starting work on non-geological aspects required for developing a mine. Therefore, detailed plans include identifying those elements, and that their study coincides with the on-going exploration activity.

Project specifics were identified as follows:

o

geo-technical and hydro-geological studies would be carried out to develop data sufficient for use in mine planning and design;

o

the existing mining concept, based on conventional truck and shovel open pit, will be reviewed, and alternate mining concepts will be explored to evaluate their applicability;

o

metallurgical test work would be conducted using samples from borehole cores to develop an early process flow sheet;

o

socio-economic and environmental work would continue including both the gathering of data for an environmental impact study and evaluating existing infrastructure concepts; and,

o

a financial model would be developed to measure project viability under various scenarios.

This accelerated program is subject to the finalization of plans and budgets and approval of the respective Joint Venture Partners.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this diamond project and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%).

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director